Exhibit 99.3

Oculis Reports Q2 2026 Financial Results and Provides Company Update

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Company pivot to neuro-ophthalmology continues with Privosegtor positioned as lead late-stage asset through the registrational PIONEER program with expansion potential in acute multiple sclerosis (MS) relapses following positive FDA pre-IND feedback
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Enrollment progressing as planned in the PREDICT-1 genotype-based registrational trial of Licaminlimab in dry eye disease with all planned sites activated and >45% patients randomized
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Cash, cash equivalents, and short-term investments of $282.3 million as of June 30, 2026, providing cash runway into 2H 2029

ZUG, Switzerland, August 6, 2026 -- Oculis Holding AG (Nasdaq: OCS / XICE: OCS) (Oculis), a global biopharmaceutical company focused on breakthrough innovations to address significant unmet medical needs in neuro-ophthalmology and ophthalmology, today announced results for the second quarter ended June 30, 2026, and provided an overview of the Company’s progress.

Riad Sherif, M.D., Chief Executive Officer of Oculis, stated, “We continue to advance and expand the Privosegtor neuroprotection franchise, with PIONEER-1 on track in global site activations and positive regulatory momentum supporting our development strategy in acute multiple sclerosis relapses. Given the considerable unmet need for neuroprotective treatments, these achievements reinforce both our strategy to pivot to neuro-ophthalmology by exploring the clinical potential of Privosegtor and the substantial opportunity across multiple neuro-ophthalmic and neuro-axonal diseases. In parallel, with Licaminlimab PREDICT-1 genotype-based trial planned site activations complete and over 45% of patients enrolled, we expect to report topline results around year-end. With a strong balance sheet, we are well positioned to execute on our strategy, advance our registrational programs and deliver on upcoming value-driving milestones.”

Recent Development Highlights and Upcoming Milestones:

Privosegtor:

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The PIONEER-1 registrational trial is designed to investigate Privosegtor as a neuroprotective treatment for patients with optic neuritis (ON) across a broad population, including those with and without multiple sclerosis (MS). As established under a Special Protocol Assessment (SPA) agreement with the FDA, the primary endpoint is defined as the proportion of patients achieving at least a 15-letter gain from baseline in low-contrast visual acuity (LCVA) at Month 3, a clinically meaningful visual function endpoint in ON. The primary analysis will be conducted at Month 3, and patients will be followed through Month 12 to assess Privosegtor’s long-term safety and tolerability. Site activation is actively progressing across the U.S., Europe, Australia, and Canada, with an execution focus and priority on building a robust, multidisciplinary network connecting emergency room physicians, ophthalmologists, and neurologists. This integrated approach aims to optimize operational flows from patient identification to treatment, capitalizing on peak enrollment opportunities during the fall, winter, and spring to align with the natural seasonality of the disease.
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The FDA’s Division of Neurology provided guidance that no additional preclinical studies will be required ahead of an Investigational New Drug (IND) submission for Privosegtor in acute MS relapses, cross-referencing the data from the open ON IND residing in the Division of Ophthalmology. Constructive FDA feedback also supports the proposed clinical development strategy and regulatory pathway, which will include MS patients with both optic neuritis and other relapses, such as ambulatory relapses, in future trials. It also supports a primary endpoint as early as 3 months, with the same 3mg/kg dose administered daily for 5 days as in PIONEER-1. Oculis anticipates an IND submission for the treatment of acute MS relapses in the fourth quarter of 2026.
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MS is a chronic immune-mediated disease of the central nervous system affecting approximately 2.8 million people worldwide, including around 850,000 in the U.S. alone.1-3 There are two main types of MS: relapsing-remitting MS (RRMS) and progressive MS. While progressive MS remains a significant unmet medical need, RRMS is the most common type, representing ~85% of patients at initial diagnosis.2 Despite available therapies, relapses still persist for many patients, with an estimated 170,000 MS relapses occurring each year in the U.S.4,5 During an acute relapse, neurologists commonly use a short course of high-dose corticosteroids to reduce inflammation and shorten the episode, as is standard of care in optic neuritis. However, corticosteroids do not influence the frequency of future relapses or long-term disability, and recovery from relapses is often incomplete. There are currently no neuroprotective therapies approved for MS relapses, and there remains an urgent unmet medical need for treatments that can prevent central nervous system damage.
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The Company will host an R&D Day in Q4 to share key updates on Privosegtor’s ongoing clinical development in optic neuritis and acute MS relapses.

Licaminlimab:

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Oculis is actively enrolling patients in the PREDICT-1 genotype-based registrational trial in dry eye disease (DED) evaluating Licaminlimab as a precision medicine treatment. All planned trial sites have been activated and >45% patients have been randomized. The PREDICT-1 trial is a randomized, multi-center, double-masked, vehicle-controlled study that plans to enroll ~160 patients of whom approximately 2/3 will have the specified TNFR1 genotype. The primary endpoint is the change from baseline to Day 29 in the global ocular discomfort severity score in patients with the specified TNFR1 genotype. The same outcome measure will be evaluated in the overall study population as a key secondary endpoint. While measurements of dry eye symptoms are inherently subjective, this precision medicine approach is designed to identify patients more likely to benefit from Licaminlimab.
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In the U.S., approximately 10 million diagnosed patients suffer from moderate to severe DED.6,7 Current disease management relies on a trial-and-error therapeutic approach, with a minority (~13%) of patients experiencing sustained relief,8 leading to an 85-90% discontinuation rate within the first 6 months,9 underscoring the significant unmet need for a targeted, effective treatment approach. If approved,

Licaminlimab has the potential to transform the current DED treatment paradigm by providing a precision medicine approach with high efficacy, rapid onset of action, and a comfort level similar to artificial tears.

OCS-01

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Following the DIAMOND topline results announcement in May, at this time Oculis does not plan to pursue an FDA regulatory filing for OCS-01 in DME.

Q2 2026 Financial Highlights:

As of June 30, 2026, Oculis held cash, cash equivalents and short-term investments of CHF 228.3 million or $282.3 million, compared to CHF 213.0 million or $268.7 million as of December 31, 2025. The increase reflects proceeds from sales of ordinary shares year-to-date under the Company’s existing at-the-market offering program, offset by operating expenses. Research and development expenses were CHF 15.3 million or $19.3 million for the three months ended June 30, 2026, compared to CHF 14.9 million or $18.1 million in the same period in 2025. General and administrative expenses were CHF 8.6 million or $10.9 million for the three months ended June 30, 2026, compared to CHF 6.1 million or $7.4 million in the same period in 2025. The increase in operating expenses was primarily driven by headcount-related costs, including share-based compensation expenses, to support and execute the Company’s development strategies. The Company's net loss was CHF 38.8 million or $49.3 million for the six months ended June 30, 2026, compared to CHF 58.6 million or $67.9 million for the same period in 2025. The decrease was primarily due to the fair value gain on warrant liabilities in 2026 driven by decreased market value as well as a favorable foreign currency fluctuation resulting from favorable U.S. dollar versus Swiss Franc for U.S. dollar denominated transactions and assets, compared to a weaker U.S. dollar against the Swiss Franc in the prior year period.

Key Upcoming Events:

Medical Conferences

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Asia-Pacific Vitreo-Retina Society (APVRS) Congress; Aug. 28-30, Queensland, Australia
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The Retina Society 59th Annual Scientific Meeting; Sep. 23-26, Los Angeles, California, U.S.
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EURETINA 26th Annual Congress; Oct. 1-4, Vienna, Austria
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MS Toronto 2026 – 10th Joint ACTRIMS-ECTRIMS Meeting; Oct. 21-23, Toronto, Canada

Investor Conferences

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Stifel Biotech Summer Summit; Aug. 10-12, Newport, Rhode Island, U.S.
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JPM Aspen Summit; Aug. 24-26, Aspen, Colorado, U.S.
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Pareto Healthcare Conference; Sep. 2, Stockholm, Sweden
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Wells Fargo Healthcare Conference; Sep. 8-10, Boston, Massachusetts, U.S.
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HCW Annual Global Investment Conference; Sep. 14-16, New York, New York, U.S.
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Baird 2026 Global Healthcare Conference; Sep. 15, New York, New York, U.S.

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Leerink Biopharma Summit; Sep. 23-25, Healdsburg, California, U.S.

Condensed Consolidated Statements of Financial Position (Unaudited)

(Amounts in CHF thousands)	As of June 30,	As of December 31,
	2026	2025
ASSETS

Non-current assets
Property and equipment	482	534
Intangible assets	13,292	13,292
Right-of-use assets	2,648	2,463
Other non-current assets	847	785
Total non-current assets	17,269	17,074

Current assets
Other current assets	3,216	4,883
Accrued income	1,526	993
Short-term financial assets	166,710	131,684
Cash and cash equivalents	61,614	81,329
Total current assets	233,066	218,889

TOTAL ASSETS	250,335	235,963

EQUITY AND LIABILITIES

Shareholders' equity
Share capital	679	587
Share premium	605,937	551,731
Reserve for share-based payment	38,133	30,387
Actuarial loss on post-employment benefit obligations	(1,595)	(1,634)
Treasury shares	(62)	(7)
Cumulative translation adjustments	(419)	(480)
Accumulated losses	(423,336)	(384,514)
Total equity	219,337	196,070

Non-current liabilities
Long-term lease liabilities	1,792	1,811
Defined benefit pension liabilities	1,283	1,335
Total non-current liabilities	3,075	3,146

Current liabilities
Trade payables	2,683	1,800
Accrued expenses and other payables	16,670	19,967
Short-term lease liabilities	751	502
Warrant liabilities	7,819	14,478
Total current liabilities	27,923	36,747

Total liabilities	30,998	39,893

TOTAL EQUITY AND LIABILITIES	250,335	235,963

Condensed Consolidated Statements of Loss (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
(Amounts in CHF thousands, except per share data)
	2026	2025	2026	2025
Grant income	310	261	519	545
Operating income	310	261	519	545
Research and development expenses	(15,283)	(14,909)	(29,329)	(29,680)
General and administrative expenses	(8,595)	(6,120)	(16,486)	(11,608)
Operating expenses	(23,878)	(21,029)	(45,815)	(41,288)

Operating loss	(23,568)	(20,768)	(45,296)	(40,743)

Finance income	592	520	959	1,013
Finance expense	(309)	(183)	(482)	(430)
Fair value adjustment on warrant liabilities	12,100	(234)	4,117	(12,145)
Foreign currency exchange gain (loss)	1,221	(4,734)	1,788	(6,301)
Finance result	13,604	(4,631)	6,382	(17,863)

Loss before tax for the period	(9,964)	(25,399)	(38,914)	(58,606)

Income tax benefit (expense)	(6)	24	92	17

Loss for the period	(9,970)	(25,375)	(38,822)	(58,589)

Loss per share:
Basic and diluted loss attributable to equity holders	(0.16)	(0.49)	(0.65)	(1.16)

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS; XICE: OCS) focused on breakthrough innovations to address significant unmet medical needs in neuro-ophthalmology and ophthalmology. Oculis’ highly differentiated late-stage clinical pipeline focuses on two core product candidates. Privosegtor is a breakthrough neuroprotective candidate in the PIONEER program, which consists of studies intended to support registration plans for treatment of optic neuropathies, including optic neuritis (ON) and non-arteritic anterior ischemic optic neuropathy (NAION). Privosegtor also has potential to be developed for additional indications in other neuro-ophthalmic and neuro-axonal diseases. Licaminlimab is a novel, topical anti-TNFα in a registrational trial, and is being developed with a genotype-based approach for treating patients with dry eye disease (DED). Headquartered in Switzerland with operations in the U.S., Iceland and Switzerland, Oculis is led by an experienced management team with a successful track record and supported by leading international healthcare investors.

For more information, please visit: www.oculis.com

Oculis Contact

Ms. Sylvia Cheung, CFO
sylvia.cheung@oculis.com

Investor Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

Media Relations

ICR Healthcare

Amber Fennell / David Daley / Sean Leous

oculis@icrhealthcare.com

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements and information. For example, statements regarding the potential benefits of the Company’s product candidates, including the potential of Privosegtor to become the first neuroprotective therapy for ON and other neuro-ophthalmic and neurological indications such as MS, including the potential to improve long-term outcomes for patients with these diseases, and the potential for Licaminlimab to redefine the treatment paradigm in dry eye disease with a precision medicine approach; the initiation, timing, progress and results of current and future clinical trials, including the planned IND submission for Privosegtor in acute MS relapses and the progress and timing of the PREDICT-1 trial of Licaminlimab and the PIONEER trials of Privosegtor; Oculis’ research and development programs, regulatory and business strategy; expected milestones; statements about market opportunity; and statements about cash runway, are forward-looking. All forward-looking statements are based on estimates and assumptions that, while considered reasonable by Oculis and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Oculis’ control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Oculis, including those set forth in the Risk Factors exhibit to Oculis’ Form 6-K filed on August 6, 2026 and any other documents filed with the SEC. Copies of these documents are available on the SEC’s website, www.sec.gov. Oculis undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

References

(1) MS National Society https://www.nationalmssociety.org/about-the-society/who-we-are/research-we-fund/ms-prevalence

(2) Wallin WT, et al., Neurology. 2019; 92:e1029-e1040

(3) McGinley et al., JAMA. 2021, 325:765-779

(4) Bigaut K, Kremer L, Fabacher T, Ahle G, Goudot M, Fleury M, Gaultier C, Courtois S, Collongues N, de Seze J. Ocrelizumab versus fingolimod after natalizumab cessation in multiple sclerosis: an observational study. J Neurol. 2022 Jun;269(6):3295-3300.

(5) Hauser SL, Bar-Or A, Cohen JA, et al. Ofatumumab versus Teriflunomide in Multiple Sclerosis. N Engl J Med. 2020;383(6):546–557.

(6) Jain H, et al. (2020): Dry eye disease landscape and forecast. Decision Resources Group (DRG). Prevalence for G7 countries: France, Germany, Italy, Japan, Spain, UK, and US.
(7) Downs P. (2023): Dry Eye Products Market Report, Global Analysis for 2022 to 2028. Market Scope.

(8) Mukamal, R. Why is Dry Eye So Difficult to Treat? 2021 https://www.aao.org/eye-health/tips-prevention/fix-dry-eye-treatment-eyedrops

(9) Mbagwu M. et al.: Characterization of Discontinuation and Switching Patterns of DED Medications Using Linked HER Registry and Claims Data. Presented at ASCRS Annual Meeting 2024.

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